SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated December 18, 2007, entitled “Spreadtrum’s SC6600M Baseband Chip Receives China Chip ‘Best Market Performance’ Award.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: December 31, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated December 18, 2007, entitled “Spreadtrum’s SC6600M Baseband Chip Receives China Chip ‘Best Market Performance’ Award.”

Exhibit 99.1

Spreadtrum’s SC6600M Baseband Chip Receives

China Chip “Best Market Performance” Award

Shanghai, China, December 18, 2007—On December 14, 2007, Spreadtrum’s GSM/GPRS multimedia baseband chip, the SC6600M, received “The Best Market Performance Award “ for the Second annual “China Chip” award selection event. The “China Chip” awards are sponsored by the Ministry of Information Industry (MII) Software and Integrated Circuit Promotion Center (CSIP), under the direction of Electronics and Information Products Department of MII P.R.C., and serve as a platform to highlight China’s IC design development achievements while promoting the advancement and application of domestically developed IC products.

This “China Chip” selection process is comprised of a judge panel of 12 authoritative experts of MII and the chip industry of China which select the winners of “The Best Market Performance Award” and “The Best Potential Award”, following a comprehensive review process of over 70 nominated chips. This year’s award is the second consecutive “Best Market Performance Award” from “China Chip” that Spreadtrum has received, after last year’s selection of Spreadtrum’s SC6600D chip. Spreadtrum’s CEO, Dr. Ping Wu, noted “Spreadtrum is very honored to receive this award again, and we believe that winning this for the second year in a row reflects market recognition of our technology and good market performance.”

About Spreadtrum:

Spreadtrum Communications, Inc. (NASDAQ: SPRD; “Spreadtrum”) is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-62702988 x217

E-mail: william.shi@spreadtrum.com